UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.       )*

ViewRay, Inc.
(Name of issuer)

Common Stock
(Title of class of securities)

Common Stock: 92672L107
(CUSIP number)

December 6, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672L107	13G

1	Name of reporting persons Elekta AB (publ)
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☐
3	SEC use only.
4	Citizenship or place of organization. Sweden
NUMBER OF SHARES	5	Sole Voting Power 11,501,597
BENEFICIALLY OWNED BY	6	Shares Voting Power 0
EACH REPORTING	7	Sole Dispositive Power 11,501,597
PERSON WITH	8	Shared Dispositive Power 0
9	Aggregate amount beneficially owned by each reporting person. 11,501,597
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 7.8% (1)
12	Type of reporting person. CO

(1)

The percentage was calculated based upon 147,188,305 shares of the Issuer issued and outstanding after the Issuer’s public offering, as reported in the Issuer’s Final Prospectus Supplement (File No. 333-229145) filed with the Securities and Exchange Commission on December 5, 2019, after giving effect to the completion of the Issuer’s public offering and the full exercise of the underwriter’s over-allotment option, as described in the Form 8-K filed on December 6, 2019.

Item 1	(a) Name of Issuer:
ViewRay, Inc. (the “Issuer”)

	(b)	Address Of Issuer’s Principal Executive Offices:
2 Thermo Fisher Way Oakwood Village, Ohio 44146

Item 2	(a)	Name of Person Filing:
This Schedule 13G is filed by Elekta AB (publ) (the “Company”).

	(b)	Address of Principal Business Office, or, if none, Residence:
The principal business address for the Company is: P.O. Box 7593, Stockholm, Sweden SE-103 93

	(c)	Citizenship:
Elekta is organized in Sweden.

	(d)	Title of Class of Securities:
Common Stock, par value $0.01

	(e)	CUSIP Number:
92672L107

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4	Ownership

(a) Amount beneficially owned:
This Statement is filed by Elekta as the direct beneficial owner of 11,501,597 shares of the Issuer’s Common Stock.

(b) Percent of class:

Elekta owns approximately 7.8% of the Issuer’s common stock outstanding. The percentage was calculated based upon 147,188,305 shares of the Issuer issued and outstanding after the Issuer’s public offering, as reported in the Issuer’s Final Prospectus Supplement (File No. 333-229145) filed with the Securities and Exchange Commission on December 5, 2019, after giving effect to the completion of the Issuer’s public offering and the full exercise of the underwriter’s over-allotment option, as described in the Form 8-K filed on December 6, 2019.

(c) Number of shares as to which the person has: 11,501,597

(i) Sole power to vote or to direct the vote: Elekta has sole power to vote and direct the vote of all 11,501,597 shares of the Issuer’s Common Stock.

(ii) Shared power to vote or to direct the vote: Elekta does not share power to vote or direct the vote of any shares of the Issuer’s Common Stock.

(iii) Sole power to dispose or to direct the disposition of: Elekta has sole power to dispose of and direct the disposition of all 11,501,597 shares of the Issuer’s Common Stock.

(iv) Shared power to dispose or to direct the disposition of: Elekta does not share power to vote or direct the vote of any shares of the Issuer’s Common Stock.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of The Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2019

Elekta AB (publ)

By:	/s/ Richard Hausmann
Name:	Richard Hausmann
Title:	President and Chief Executive Officer

[Signature Page to Schedule 13G]